VIA EDGAR

May 29, 2019

Mitchell Austin, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: Nowigence Inc.

Offering Statement on Form 1-A/A

Filed May 14, 2019

File No. 024-10957

Dear Mr. Austin,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 3 (“Amendment No. 3”) to the above-referenced Form 1-A/A. The Form 1-A/A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 3 via EDGAR to reflect changes to the Form 1-A/A filed on April 14, 2019.

In addition, we are providing the following responses to your comment letter, dated May 24, 2019, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Amendment No. 2 to Form 1-A filed on May 14, 2019

Offering Circular Summary

Our Clients, page 9

1. You disclose that as of December 31, 2019, all of your early adopters were still receiving outputs from your beta product. Please revise your offering circular disclosure to disclose the current phase of your software development. In this regard, clarify whether your software is currently in the beta development phase, and if so, clarify when you expect to complete the development of this software. Additionally, since December 31,

2019 has not yet occurred, please correct this reference.

Response:

We have amended and revised. Please see Page 10.

Now reads:

During the product development phase, a technology company looks for early adopters as we did. We worked with two early adopters in the US and the same number in India. As on 12/31/2018, all our early adopters were still receiving outputs from our beta product.

At the end of 2018, we are nearing the final leg of our product development phase to get the first fully automated textual reading and comprehension AI platform. We found the best fit for our solution to be with sales representatives in various corporations. We expect to launch our first generation, fully automated and user-controlled AI platform as on June 3rd, 2019.

Consolidated Audited Financial Statements

Note 3. Software Development Costs, page 74

2. As previously requested in prior comment 9, please provide us with a detailed analysis of how you considered the scope provisions of ASC 985-20-15-5 and 7 in applying the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or

Otherwise Marketed.

Response:

The Company has considered the limitations of scope on ASC 985-20-15-5.  Software subject to a hosting arrangement falls within the scope of ASC 985 when it meets both of the criteria of ASC 985-20-15-5 which include the ability of the customer to possess and/or host the software on their own accord.  While no significant cost is assessed nor is there diminutive utility, customers would not customarily make the choice to take possession and host the software service on their own terms (nor have they yet in the Company's history) because of the practical considerations and technical challenges associated with that choice.  Commercially, customers normally utilize the Company's hosting terms and technology.  Therefore, because the technology and software can technically be hosted separately and the arrangement meets the requirements of a hosting arrangement as outlined in ASC 985-10-15-5 and 7, the Company has applied the principles of ASC 985 to the software development costs incurred by the Company.

Note 10. Financial Result Restatement, page 75

3. We note your response to prior comment 7. Please revise to label your calendar year 2018 consolidated balance sheet and related statements of income, shareholders’ equity/deficit,

and cash flows as "restated." In addition, revise to comply with the requirements in ASC

250-10-50.

Response:

We have amended and revised. Please see page 75.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi